March 13, 1996

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington, D. C. 20549

Attn:	Office of Filings, Information and Consumer Services

Re:	The Kent Funds (the "Trust") - CIK #799700
	Request for Withdrawal of Amendment to Registration
	Statement on Form N-1A
	File Nos. 33-8398 and 811-4824

Gentlemen:

	Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "1933 Act"), we are requesting that Post-Effective Amendment No. 19 that was filed with the Securities and Exchange Commission (the "SEC") on March 6, 1996 via EDGAR as form type 485APOS and Accession #0000927405-96-000138 be withdrawn.

	Post-Effective Amendment No. 19 was transmitted to the SEC because we believed that Post-Effective Amendment No. 18 (filed with the SEC on March 1, 1996) was an incomplete filing. In speaking with Richard Pfordte, the SEC examiner, he advised us to file another Post-Effective Amendment (Post-Effective Amendment #19). At that time, we requested hard copies of both Post-Effective Amendments from Disclosure.

	Once receiving the paper copies, we realized that Post-
Effective Amendment No. 18 was received by the SEC in its entirety. Accordingly, please withdraw Post-Effective Amendment
No. 19.

	Any questions regarding this filing should be directed to the undersigned at (617) 248-3502 or Laurie E. Buckley at (617)
248-3479.

							Very truly yours,

							/s/ Julie A. Tedesco

							Julie A. Tedesco
							Assistant Secretary

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